LER
OURCES INC.
.E 500, 926 - 5 AVE. S.W.
GARY, AB T2P 0N7 CANADA
L: (403) 269-6753
AX: (403) 266-2606
www.tylerresources.com TYS:CDNX

File No.
82-3881

04012753

SUPPL

SEC MAIL PROCESSING RECEIVED FEB - 9 2004 WASH, D.C. 158 SECTION

January 26, 2004

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3881
News Release Dated January 26, 2004

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

TYLER RESOURCES INC.

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

for Barbara O'Neill

dlw 2/11

File No.
82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 04-02

NEWS FOR RELEASE: January 26, 2004

For Further Information Contact: **Jean Pierre Jutras or James Devonshire at 1-403-269-6753**
Web: www.tylerresources.com

Shareholder's approve acquisition of additional interest in Bahuerachi Property

The Corporation is pleased to announce that the Shareholders have approved the non-arm's length acquisition of CDG Investments Inc.'s ("CDG") 40% interest in the Bahuerachi Property located in Mexico. Tyler is currently the project operator and owns a 48.69% interest, CDG owns 40% and the initial property vendor owns 11.3%. As described in our previous news release dated November 17, 2003, and December 9, 2003, Tyler has agreed to issue 13,336,000 shares at a deemed price of $0.06 per share in consideration for the acquisition of CDG's interest in the property. This deemed price was negotiated and agreed to by independent committees of the boards of both companies. CDG currently owns approximately 2.1% of the outstanding common shares of Tyler. Following the completion of this transaction, CDG will hold approximately 26% of Tyler's issued and outstanding common shares.

The Bahuerachi Property is an 8,114 acre (3,289 hectares) property consisting of two exploitation concessions (Bahuerachi and Bahuerachi Dos) and one exploration concession (Bahuerachi Tres) located on the Reforma mineralized trend in southwestern Chihuahua, near the Sinaloa border of Mexico. It is about 40 km north-northeast of Choix, Sinaloa, 7 km northeast of the now dormant Reforma Mine and 16 km north of the Santo Tomas porphyry copper deposit. A full technical report and property valuation is available on the SEDAR website at www.sedar.com or on our website at www.tylerresources.com.

The Shareholder's have also elected Dr. Shane Ebert today to the Board of Directors. Dr. Ebert graduated with Honors in Geology from the University of Alberta in 1991 and obtained his Ph.D. in Geology from the University of Western Australia in 1995. He is presently a Research Associate with the Mineral Deposit Research Unit (MDRU) of the University of British Columbia, coordinating an industry funded research program concentrating on intrusion related gold mineralization in the Yukon and Alaska. Dr. Ebert is also the President of Hot Spring Gold Corporation, a Nevada Company whose principal business consists of the acquisition and exploration of epithermal precious metal prospects in the Western United States.

"Jean Pierre Jutras"

Jean Pierre Jutras
President

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 04-02

NEWS FOR RELEASE: January 26, 2004

For Further Information Contact: **Jean Pierre Jutras or James Devonshire at 1-403-269-6753**
Web: www.tylerresources.com

Shareholder's approve acquisition of additional interest in Bahuerachi Property

The Corporation is pleased to announce that the Shareholders have approved the non-arm's length acquisition of CDG Investments Inc.'s ("CDG") 40% interest in the Bahuerachi Property located in Mexico. Tyler is currently the project operator and owns a 48.69% interest, CDG owns 40% and the initial property vendor owns 11.3%. As described in our previous news release dated November 17, 2003, and December 9, 2003, Tyler has agreed to issue 13,336,000 shares at a deemed price of $0.06 per share in consideration for the acquisition of CDG's interest in the property. This deemed price was negotiated and agreed to by independent committees of the boards of both companies. CDG currently owns approximately 2.1% of the outstanding common shares of Tyler. Following the completion of this transaction, CDG will hold approximately 26% of Tyler's issued and outstanding common shares.

The Bahuerachi Property is an 8,114 acre (3,289 hectares) property consisting of two exploitation concessions (Bahuerachi and Bahuerachi Dos) and one exploration concession (Bahuerachi Tres) located on the Reforma mineralized trend in southwestern Chihuahua, near the Sinaloa border of Mexico. It is about 40 km north-northeast of Choix, Sinaloa, 7 km northeast of the now dormant Reforma Mine and 16 km north of the Santo Tomas porphyry copper deposit. A full technical report and property valuation is available on the SEDAR website at www.sedar.com or on our website at www.tylerresources.com.

The Shareholder's have also elected Dr. Shane Ebert today to the Board of Directors. Dr. Ebert graduated with Honors in Geology from the University of Alberta in 1991 and obtained his Ph.D. in Geology from the University of Western Australia in 1995. He is presently a Research Associate with the Mineral Deposit Research Unit (MDRU) of the University of British Columbia, coordinating an industry funded research program concentrating on intrusion related gold mineralization in the Yukon and Alaska. Dr. Ebert is also the President of Hot Spring Gold Corporation, a Nevada Company whose principal business consists of the acquisition and exploration of epithermal precious metal prospects in the Western United States.

"Jean Pierre Jutras"

Jean Pierre Jutras
President

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 04-02

NEWS FOR RELEASE: January 26, 2004

For Further Information Contact: **Jean Pierre Jutras or James Devonshire at 1-403-269-6753**
Web: www.tylerresources.com

Shareholder's approve acquisition of additional interest in Bahuerachi Property

The Corporation is pleased to announce that the Shareholders have approved the non-arm's length acquisition of CDG Investments Inc.'s ("CDG") 40% interest in the Bahuerachi Property located in Mexico. Tyler is currently the project operator and owns a 48.69% interest, CDG owns 40% and the initial property vendor owns 11.3%. As described in our previous news release dated November 17, 2003, and December 9, 2003, Tyler has agreed to issue 13,336,000 shares at a deemed price of $0.06 per share in consideration for the acquisition of CDG's interest in the property. This deemed price was negotiated and agreed to by independent committees of the boards of both companies. CDG currently owns approximately 2.1% of the outstanding common shares of Tyler. Following the completion of this transaction, CDG will hold approximately 26% of Tyler's issued and outstanding common shares.

The Bahuerachi Property is an 8,114 acre (3,289 hectares) property consisting of two exploitation concessions (Bahuerachi and Bahuerachi Dos) and one exploration concession (Bahuerachi Tres) located on the Reforma mineralized trend in southwestern Chihuahua, near the Sinaloa border of Mexico. It is about 40 km north-northeast of Choix, Sinaloa, 7 km northeast of the now dormant Reforma Mine and 16 km north of the Santo Tomas porphyry copper deposit. A full technical report and property valuation is available on the SEDAR website at www.sedar.com or on our website at www.tylerresources.com.

The Shareholder's have also elected Dr. Shane Ebert today to the Board of Directors. Dr. Ebert graduated with Honors in Geology from the University of Alberta in 1991 and obtained his Ph.D. in Geology from the University of Western Australia in 1995. He is presently a Research Associate with the Mineral Deposit Research Unit (MDRU) of the University of British Columbia, coordinating an industry funded research program concentrating on intrusion related gold mineralization in the Yukon and Alaska. Dr. Ebert is also the President of Hot Spring Gold Corporation, a Nevada Company whose principal business consists of the acquisition and exploration of epithermal precious metal prospects in the Western United States.

"Jean Pierre Jutras"

Jean Pierre Jutras
President